(d)(6)(iii)

January 1, 2020

Christopher Kurtz

Vice President, Finance

Voya Investment Management Co. LLC

One Orange Way, C1-N

Windsor, CT 06095

Dear Mr. Kurtz:

Pursuant to the Sub-Advisory Agreement, effective as of November 18, 2014, as amended (the “Agreement”), between Voya Investments, LLC and Voya Investment Management Co. LLC, we hereby notify you of our intention to modify the annual sub-adviser fee rate for Voya GNMA Income Fund (the “Fund”), effective on January 1, 2020, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending the Amended Schedule A of the Agreement.  The Amended Schedule A, which indicates the annual sub-adviser fee rate for the Fund, is attached hereto.

Please signify your acceptance to the modified sub-adviser fee rate for the Fund by signing below where indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Investment Management Co. LLC

By:	/s/ Christopher Kurtz
Name:	Christopher Kurtz
Title:	VP Finance

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

VOYA INVESTMENT MANAGEMENT CO. LLC

Series	Annual Sub-Advisory Fee (as a percentage of average daily assets allocated to the Sub-Adviser)
Voya Floating Rate Fund	0.2475%
Voya GNMA Income Fund	0.2025% on first $1 billion; 0.1935% on next $500 million; and 0.1845% on assets thereafter
Voya Government Money Market Fund	0.1125% on all assets
Voya High Yield Bond Fund	0.2295% on first $1 billion; 0.2025% on next $4 billion; and 0.1800% on assets thereafter
Voya Intermediate Bond Fund	0.0765%
Voya Short Term Bond Fund	0.0675%
Voya Strategic Income Opportunities Fund	0.1800%

Effective Date:                       January 1, 2020 to modify the annual management fee rate for Voya GNMA Income Fund, in response to the November 2019 annual 15(c) contract renewal process.